

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Steven Heinrichs
Chief Financial Officer
Mueller Water Products, Inc.
1200 Abernathy Road N.E.
Suite 1200
Atlanta, GA 30328

> **Re: Mueller Water Products, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2023**
> **Form 8-K filed February 8, 2024**

Dear Steven Heinrichs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. You disclose here, and in quarterly filings, that you have experienced inflationary cost increases and anticipate inflation in raw and other material costs in fiscal 2024. Please revise MD&A in future annual and quarterly filings to quantify the impact of the inflationary pressures you experience and the resulting impact to your cost of sales, gross profit, operating expenses, and inventory. In addition, please expand your disclosures to identify actions planned or taken, if any, to mitigate inflationary pressures.

Form 10-Q for Fiscal Quarter Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 22

2.   You disclosed that the October 2023 cybersecurity incident resulted in operational delays and also investigation and remediation costs, which adversely impacted the results for the first quarter of 2024. We also understand that the incident limited your ability to take orders, invoice third parties, and ship products. Please tell us, and quantify in future filings, the impact that the incident had on your net sales and product volume sold. Refer to Item 303(c) of Regulation S-X.

Form 8-K filed February 8, 2024

Exhibit 99.1
General

3.   We note that in the bulleted list, the consolidated results, and the tables of Segment Results and Reconciliation of Non-GAAP to GAAP Performance Measures, you present consolidated adjusted EBITDA margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. In future filings, for each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

Segment Results and Reconciliation of Non-GAAP to GAAP Performance Measures

4.   In future filings, please present a reconciliation of adjusted net income per diluted share to net income per diluted share, the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing